December 2, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Siad and Ms. Bancroft

Re:	Toyota Auto Finance Receivables LLC Registration Statement on Form SF-3 Filed August 22, 2024 File No. 333-281727

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Toyota Auto Finance Receivables LLC (the “Registrant”) hereby requests that the effective date for Registration Statement on Form SF-3, File No. 333-281727 (the “Registration Statement”) be accelerated to, and that such Registration Statement will be declared effective on, December 4, 2024, by 5:00 p.m. (EST), or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

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Very truly yours,

TOYOTA AUTO FINANCE RECEIVABLES LLC

By: /s/ Scott Cooke
Name: Scott Cooke
Title: President and Chief Executive Officer